CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$14,110,000	$787.34

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated December 4, 2009 (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$14,110,000 Autocallable Knock-Out Buffer Notes Linked to the Dow Jones EURO STOXX 50® Index, the FTSE® 100 Index and the TOPIX® Index due September 14, 2010[1] Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing September 14, 2010[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on December 4, 2009 (the “pricing date”) and are expected to issue on or about December 9, 2009 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket comprised of three equity indices (each a “basket component”, and together, the “basket components”), weighted as indicated:

Basket Components	Weighting	Bloomberg Ticker	Initial Index Level
Dow Jones EURO STOXX 50® Index	49.00%	SX5E <Index>	2,910.33
FTSE® 100 Index	23.00%	UKX<Index>	5,322.36
TOPIX® Index	28.00%	TPX<Index>	889.58

Automatic Call:	On any review date, if the closing level of the basket is greater than or equal to the call level, the Notes will be automatically called for a cash payment per Note equal to the call price, which will be payable on the applicable premium payment date.

Review Dates:	The fourth scheduled trading day of each calendar week during the observation period.

Call Price:	For every $1,000 principal amount of the Note, you will receive a cash payment of $1,000 plus the call premium.

Call Premium:	$1,000 multiplied by the Premium Percentage.

Premium Percentage:	7.00%

Premium Payment Date:	The third business day after the applicable review date.

Call Level	107.00% of the initial basket level.

Maximum Return:	7.00%

Knock-Out Event:	A knock-out event occurs if, on any scheduled trading day during the observation period, the closing basket level has decreased, as compared to the initial basket level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	16.75%

Contingent Minimum Return:	2.00%

Observation Period:	The period commencing on but excluding the pricing date to and including the final valuation date.

Payment at Maturity:

If the Notes are not automatically called on or prior to the final valuation date and a knock-out event has occurred, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the basket return, subject to the maximum return. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + ($1,000 × Basket Return)

If the Notes are not automatically called on or prior to the final valuation date and a knock-out event has occurred, you will be fully exposed to declines in the basket and you may lose some or all of your investment.

If the Notes are not automatically called on or prior to the final valuation date and a knock-out event has not occurred, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the greater of (a) the contingent minimum return and (b) the basket return, subject to the maximum return. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × the greater of (a) Basket Return and (b) Contingent Minimum Return]

Because the call level is equal to 107% of the initial basket level, if the Notes are not automatically called on or prior to the final valuation date, the return on your investment at maturity will always be less than 7%. Accordingly, the maximum return on the Notes will be limited to the Premium Percentage of 7%.

Initial Index Level:	For each basket component, the closing level as determined by the calculation agent on the pricing date as set forth in the table above.

Closing Index Level:	With respect to each basket component and on any day during the observation period, the closing level of such basket component as determined by the calculation agent.

Basket Return:	The performance of the basket from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level

Initial Basket Level:	Set equal to 100 on the pricing date.

Final Basket Level:	The closing basket level on the final valuation date.

Closing Basket Level:

On any day during the observation period, the closing basket level will be calculated as follows:

100 × [1 + (SX5E return * 49%) + (UKX return * 23%) + (TPX return * 28%)]

The returns set forth in the formula above reflect the performance of each basket component, expressed as a percentage (which may be positive or negative), from the closing level of that basket component on the pricing date to the closing level of that basket component on any day during the observation period, calculated as follows:

Closing Index Level – Initial Index Level

Initial Index Level

Scheduled Trading Day:	Any day on which (a) the levels of the basket components are published, and (b) trading is generally conducted on the markets on which the securities comprising the basket components are traded, in each case as determined by the calculation agent in its sole discretion.

Final Valuation Date:	September 9, 2010[1]

Maturity Date:	September 14, 2010[1]

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739J6P3 and US06739J6P38

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement. If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0.75%	99.25%
Total	$14,110,000	$105,825	$14,004,175

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 0.75%, is 99.25%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are based on an initial basket level of 100, a Knock-Out Buffer Amount of 16.75%, a maximum return on the Notes of 7.00%, a Premium Percentage of 7.00% and a contingent minimum return of 2.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

PS–2

Notes Are Not Automatically Called				Notes Are Automatically Called
Final Basket Level	Basket Return	Total Return if Knock-Out Event Has Not Occurred[1]	Total Return if Knock-Out Event Has Occurred[2]	Closing Level of the Basket on Any Review Date	Percentage Appreciation/ Depreciation on any Review Date	Total Return on Any Review Date
200.00	100.00%	N/A	N/A	200.00	100.00%	7.00%
190.00	90.00%	N/A	N/A	190.00	90.00%	7.00%
180.00	80.00%	N/A	N/A	180.00	80.00%	7.00%
170.00	70.00%	N/A	N/A	170.00	70.00%	7.00%
160.00	60.00%	N/A	N/A	160.00	60.00%	7.00%
150.00	50.00%	N/A	N/A	150.00	50.00%	7.00%
140.00	40.00%	N/A	N/A	140.00	40.00%	7.00%
130.00	30.00%	N/A	N/A	130.00	30.00%	7.00%
120.00	20.00%	N/A	N/A	120.00	20.00%	7.00%
110.00	10.00%	N/A	N/A	110.00	10.00%	7.00%
107.00	7.00%	N/A	N/A	107.00	7.00%	7.00%
105.00	5.00%	5.00%	5.00%	105.00	5.00%	N/A
100.00	0.00%	2.00%	0.00%	100.00	0.00%	N/A
90.00	-10.00%	2.00%	-10.00%	90.00	-10.00%	N/A
85.00	-15.00%	2.00%	-15.00%	85.00	-15.00%	N/A
83.25	-16.75%	2.00%	-16.75%	83.25	-16.75%	N/A
80.00	-20.00%	N/A	-20.00%	80.00	-20.00%	N/A
75.00	-25.00%	N/A	-25.00%	75.00	-25.00%	N/A
70.00	-30.00%	N/A	-30.00%	70.00	-30.00%	N/A
60.00	-40.00%	N/A	-40.00%	60.00	-40.00%	N/A
50.00	-50.00%	N/A	-50.00%	50.00	-50.00%	N/A
40.00	-60.00%	N/A	-60.00%	40.00	-60.00%	N/A
30.00	-70.00%	N/A	-70.00%	30.00	-70.00%	N/A
20.00	-80.00%	N/A	-80.00%	20.00	-80.00%	N/A
10.00	-90.00%	N/A	-90.00%	10.00	-90.00%	N/A
0.00	-100.00%	N/A	-100.00%	0.00	-100.00%	N/A

[1]	Closing level of the basket has not declined by more than 16.75% on any scheduled trading day during the observation period.
[2]	Closing level of the basket has declined by more than 16.75% on any scheduled trading day during the observation period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the basket increases from the initial basket level of 100 to a closing basket level of 110 on a review date. Because the closing basket level of 110 is greater than the call level of 107, the Notes are automatically called, and the investor receives a single payment of $1,070.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 7.00%) = $1,070.00

Example 2: The Notes are not automatically called, a knock-out event has not occurred, and the level of the basket decreases from the initial basket level of 100 to a final basket level of 90. Because a knock-out event has not occurred and the basket return of -10.00% is less than the contingent minimum return of 2.00%, the investor receives a payment at maturity of $1,020.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 2.00%) = $1,020.00

Example 3: The Notes are not automatically called, a knock-out event has not occurred, and the level of the basket increases from the initial basket level of 100 to a final basket level of 105. Because a knock-out event has not occurred and the basket return of 5.00% is greater than the contingent minimum return of 2.00%, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

PS–3

Example 4: The Notes are not automatically called, a knock-out event has occurred, and the level of the basket decreases from the initial basket level of 100 to a final basket level of 90. Because a knock-out event has occurred and the basket return is -10.00%, the investor receives a payment at maturity of $900.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × -10.00%) = $900.00

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to participate in the appreciation of the basket on any review date or at maturity, subject to the maximum return of 7.00%. If the Notes are not automatically called and a knock-out event has not occurred, in addition to the principal amount, you will receive at maturity at least the contingent minimum return of 2.00%, or a minimum payment at maturity of $1,020.00 for every $1,000 principal amount Note, even if the final level has not increased by as much as 2.00% or has declined from the initial level. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over nine months, the Notes will be called before maturity if the closing level of the basket is at or above the call level on any review date, and you will be entitled to a cash payment equal to $1,000 plus the call premium, which represents the maximum gain on the Notes.

•

Limited Protection Against Loss—If the Notes are not automatically called and a knock-out event occurred, you will lose 1.00% of the principal amount of your Notes for every 1.00% the final level of the basket has decreased compared to the initial level. If a knock-out event has occurred and the basket return is -100.00%, you will lose your entire investment.

•

Diversification Among the Basket Components—The return on the Notes is linked to a weighted basket consisting of three basket components: the Dow Jones EURO STOXX 50® Index, the FTSE® 100 Index and the TOPIX® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of European blue-chip companies within the Eurozone. For additional information about the Dow Jones EURO STOXX 50® Index, see the information set forth under “Equity Indices—Dow Jones EURO STOXX 50® Index” in the index supplement. The FTSE® 100 Index is a capitalization-weighted index of the 100 largest U.K.-domiciled companies traded on the London Stock Exchange. For additional information about the FTSE® 100 Index, see the information set forth under “Equity Indices—FTSE® 100 Index” in the index supplement. The TOPIX® Index is a free float-adjusted market-capitalization weighted index comprised of all domestic common stocks listed on the First Section of the Tokyo Stock Exchange. For additional information about the TOPIX® Index, see the information set forth under “Equity Indices—TOPIX® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise executed from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale, redemption or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

PS–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components or any of the component stocks of the basket components. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. If the Notes are not automatically called, the return on the Notes at maturity is linked to the performance of the basket and will depend on whether a knock-out event has occurred, and the extent to which the basket return is positive or negative. If the closing level of the basket has declined, as compared to the initial level, by more than the Knock-Out Buffer Amount of 16.75% on any scheduled trading day during the observation period, a knock-out event will have occurred, and the protection provided by the contingent minimum return will terminate. Under these circumstances, you could lose up to 100% of your investment.

•

Your Maximum Gain on the Notes is Limited to the Call Premium—Because the call level is equal to 107% of the initial basket level, the maximum gain on the Notes will be limited to the Call Premium regardless of the appreciation in the basket, which may be significant. Accordingly, if the Notes are not automatically called on or prior to the final valuation date, because the payment at maturity will reflect the performance of the basket, the return on your investment at maturity will always be less than 7.00%. Because the closing level of the basket at various times during the term of the Notes could be higher than the closing level of the basket as measured on the review dates, including the final valuation date, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the basket components.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the basket components would have.

•

Changes in the Levels of the Basket Components May Offset Each Other—Movements in the basket components may not correlate with each other. At a time when the level of one or more of the basket components increases, the level of the other basket components may not increase as much or may even decline. Therefore, in calculating the basket return, increases in the level of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the level of the other basket components.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks comprising the basket components are denominated, although any currency fluctuations could affect the performance of the basket components. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Reinvestment Risk—If your Notes are called early, the term of the Notes may be reduced to shorter than one week. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the maturity date.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until the Notes mature or are redeemed and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PS–5

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the Notes are subject to an automatic call feature;

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	whether a knock-out event has occurred;

•	the dividend rate on the common stocks underlying the basket components;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currency in which the stocks composing the basket components are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily closing levels from January 7, 2002 through December 4, 2009. On December 4, 2009, the closing level of the Dow Jones EURO STOXX 50® Index was 2,910.33, the closing level of the FTSE® 100 Index was 5,322.36 and the closing level of the TOPIX® Index was 889.58.

We obtained the closing levels of the basket components below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the closing levels of the basket components during the observation period or on the final valuation date. We cannot give you assurance that the performance of the basket components will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

PS–7

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $7.50 per $1,000 principal amount Note.

PS–8